FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2017 Fourth Quarter & Full-Year Results

PARIS, France – March 9th 2018 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 fourth quarter and full-year unaudited results.

2017 Q4: Rebound in revenue and positive operating income

•	Revenue at $401m, up 22% year-on-year

•	GGR: strong Multi-Client sales in Brazil and North Sea

•	Equipment: very strong volume recovery

•	Contractual Data Acquisition: low Marine revenue as 75% of fleet dedicated to multi-client surveys

•	EBITDAs[1] at $134m, up 34% year-on-year, 33% margin

•	Group Operating Income[1] positive at $18m versus $(70)m in Q4 2016

•	Free Cash Flow[1] at $13m

FY 2017: Improved revenue and EBITDAs

•	Revenue at $1,320m, up 10% year-on-year

•	GGR: strong Multi-Client sales, resilient SIR performance

•	Equipment: higher external volumes

•	Contractual Data Acquisition: driven by two large contracts with high-end multi-source vessel setup

•	EBITDAs[1] at $372m, up 14% year-on-year, 28% margin

•	Group Operating Income[1] at $(77)m versus $(213)m in 2016

•	Multi-client cash capex at $251m, 107% prefunded

•	Industrial and R&D capex at $84m and Free Cash Flow[1] at $(96)m

•	Net debt at $2,640m at end of December with liquidity at $315m

•	Net income at $(514)m including $(186)m non-recurring charges

Financial restructuring plan fully implemented

•	Sanctioning of the safeguard plan by the French commercial court on December 1, 2017 and emergence from Chapter 11 in the US on February 21, 2018

•	Full success of the January 2018 €112m Rights issue

•	All new instruments delivered on February 21, 2018:

•	Shares: 578.6 million shares outstanding prior warrants exercise

•	Bonds: $664m 2023 1st lien High Yield Bonds; $355m & €80m 2024 2nd lien HYB

•	Restored capital structure with pro forma net debt of $631m(2), liquidity of $575m and leverage ratio at 1.7x

2018 outlook

•	Revenue[3] expected up at c. $1.5bn +/- 5% in a stabilized and still uncertain market

•	EBITDAs1-3 margin within 35% to 40% range

•	Multi-Client cash capex at $275/325m with cash prefunding rate above 70%

•	Industrial and R&D capex at $100/135m

•	Cash cost of debt at c. $85m

•	Industrial Transformation Plan cash cost at c. $25m

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment
[2]	Including c. $50m of financial restructuring costs to be paid in Q1 2018
[3]	Subject to final IFRS 15 application

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“In a still challenging market overall, the Group achieved a robust 22% growth in fourth quarter revenue year-on-year, thanks, in particular, to a high level of land equipment sales and the good positioning of our multi-client data library in the strategic basins offshore Brazil and the North Sea. This level of revenue led to positive quarterly operating income for the first time in eight quarters.

After a decline in earnings over the last three years, we recorded a 10% increase in revenue and a 14% growth in EBITDA for the full year 2017, demonstrating the effectiveness and success of our industrial Transformation Plan, particularly the sharp reduction in our cost base.

Following the approval of the safeguard plan in France and the exit from Chapter 11 in the United States at the end of February, our financial restructuring is now finalized. At the closing of the financial restructuring and on a pro forma basis, CGG has a restored balance sheet with a net debt brought back to $631m, corresponding to a leverage ratio at 1.7 times.

Throughout this difficult period, CGG benefited from the continuous support of its clients and the full commitment of its employees and is now ready for a new momentum. With a restored balance sheet, strong technological positions and proven operational excellence, the Group has begun 2018 with renewed confidence and is ready to take full advantage of a rebound in the market.”

Post-closing events

•	January 15th: Reduction of the share capital from €17,706,519 to €221,331 by reducing the nominal value of the Company’s shares from €0.80 to €0.01

•	January 22nd: Launch of the capital increase with preferential subscription rights for an amount of €112 million, by way of an issuance of shares of the Company each with one warrant attached (Warrants #2)

•	January 25th: Trading halt on the Convertible Bonds 2019, the Convertible Bonds 2020, and the Senior Notes on the Euro MTF market, from the opening of the market on February 1, 2018

•	February 9th: Rights issue with preferential subscription right (PSR) of €112 million (including share premium) was fully subscribed

•	February 21st: Completion of the financial restructuring with settlement-delivery of all securities and instruments.

The financial restructuring with settlement-delivery of all securities and instruments will result in a c. $0.75 billion gain in our consolidated statement of operations. In addition, the equity will increase by c. $1.3 billion through the issuance of new shares (coming from the equitization of the unsecured debt, the rights issue and the future exercise of warrants #3, coordination warrants and backstop warrants), to reach a total equity increase of c. $2.05 billion.

Emergence from Chapter 11 for the fourteen guarantor subsidiaries the very same day

Fourth Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017
Group Revenue	328.3	320.1	400.7
Group EBITDAs	99.8	89.6	134.1
Group EBITDAs margin	30.4%	28.0%	33.5%
Group EBITDAs excluding NOR	104.9	91.1	136.9
Operating Income	(70.1)	(24.0)	17.5
Opinc margin	(21.4)%	(7.5)%	4.4%
Operating Income excluding NOR	(52.4)	(19.6)	21.6
Equity from investments	(11.1)	(11.2)	(8.9)
Net Financial Costs	(55.4)	(64.4)	(45.8)
Income Taxes	29.6	11.6	(12.2)
Non-recurring charges (NRC)	(172.8)	(36.4)	(25.5)
Net Income	(279.8)	(124.4)	(74.9)
Cash Flow from Operations before NRC	129.1	69.2	143.4
Cash Flow from Operations after NRC	95.1	93.8	117.0
Free Cash Flow before NRC	2.0	(10.9)	13.4
Free Cash Flow after NRC	(32.0)	13.7	(13.0)
Net Debt	2,311.6	2,570.7	2,639.9
Capital Employed	3,468.4	3,190.3	3,168.0

Full-Year 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	FY 2016	FY 2017
Group Revenue	1,195.5	1,320.0
Group EBITDAs	327.9	372.4
Group EBITDAs margin	27.4%	28.2%
Group EBITDAs excluding NOR	350.1	386.7
Operating Income	(212.7)	(77.2)
Opinc margin	(17.8)%	(5.8)%
Operating Income excluding NOR	(128.4)	(43.1)
Equity from investments	(8.2)	(20.1)
Net Financial Costs	(185.6)	(206.8)
Income Taxes	13.7	(23.7)
Non-recurring charges (NRC)	(183.8)	(186.3)
Net Income	(576.6)	(514.1)
Cash Flow from Operations before NRC	522.4	299.2
Cash Flow from Operations after NRC	355.1	197.9
Free Cash Flow before NRC	(6.7)	(95.7)
Free Cash Flow after NRC	(174.0)	(197.0)
Net Debt	2,311.6	2,639.9
Capital Employed	3,468.4	3,168.0

Going concern

The consolidated financial statements as of December 31, 2017 were approved by the Board of Directors on March 8, 2018 on a going concern basis.

The main steps of the implementation of the restructuring plan were implemented successfully and the legal proceedings that have been initiated relating to the French safeguard procedure and to the US Chapter 11 procedure are terminated. On February 21, 2018, CGG finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised (i) the equitization of all the unsecured senior debt, (ii) the extension of the maturities of the secured senior debt and (iii) the provision of additional liquidity (c. $305m after partial repayment of the secured senior debt) to meet various business scenarios.

The Board of Directors considered that (i) the Group no longer faces material uncertainties that may cast doubt upon its ability to continue as a going concern and that (ii) the Group’s liquidity and cash flow are sufficient to meet our expected cash requirements until at least December 31, 2018.

Having considered the above, the Board of Directors concluded that preparing the December 31, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

First time application of IFRS 15

Revenue recognition for multi-clients original participants contracts (formerly ‘pre commitments’) has been subject to an in-depth analysis of the industry practice and of the multi-client business model with CGG’s auditors. In line with what was disclosed recently by other seismic players, a preliminary analysis, based purely on IFRS 15 form and applied to present contracts letter, is showing that there is a high risk that all the revenues related to multi-clients original participants contracts would have, under the new norm, to be recognized only at delivery of the final processed data, which may be more than one year after acquisition of the data. Subject to certain contractual documentation improvement and clarifications, CGG supports the conclusion that original participants contracts are services contracts for which revenue should be recognized over time based on data acquisition and processing progress of the survey, continuing the accounting for pre commitments under current industry practice prior to the adoption of IFRS 15 in 2018. Such conclusion has been shared and discussed with other seismic players. However, this conclusion has not yet been endorsed by the auditors and the regulators of the financial markets where CGG shares are publicly traded.

As a reminder, the revenues related to multi-clients original participants amounted to $269m in 2017.

Fourth quarter 2017 financial results by operating segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year		Variation Quarter- to- quarter
Total Revenue	230.2	185.9	255.0	11%		37%
Multi-Client	133.9	105.5	158.6	18%		50%
Prefunding	58.3	70.1	72.1	24%		3%
After-Sales	75.6	35.4	86.5	14%		144%
Subsurface Imaging & Reservoir (SIR)	96.3	80.4	96.4	0%		20%
EBITDAs	155.8	102.0	164.5	6%		61%
Margin	67.7%	54.9%	64.5%	(320	) bps	960	bps
Operating Income	26.0	11.8	63.3	143%		436%
Margin	11.3%	6.3%	24.8%	na		na
Equity from Investments	(2.2)	(0.2)	(0.2)	na		na
Capital Employed (in billion $)	2.3	2.2	2.2	na		na

GGR Total Revenue was $255 million, up 11% year-on-year and 37% sequentially.

•	Multi-Client revenue was $159 million, up 18% year-on-year and 50% sequentially. 75% of the fleet was allocated to multi-client programs compared to 38% in Q4 2016 and 33% in Q3 2017. Multi-client sales were the highest in Brazil and North Sea.

•	Prefunding revenue was $72 million, up 24% year-on-year and 3% sequentially. Multi-client cash capex was at $89 million, up 67% year-on-year and 66% sequentially. The cash prefunding rate was at 82% versus 109% in Q4 2016.

•	After-sales were $87 million, up 14% year-on-year and 144% sequentially.

•	Subsurface Imaging & Reservoir revenue was $96 million, stable year-on-year and up 20% sequentially.

GGR EBITDAs was $165 million, a 64.5% margin.

GGR Operating Income was $63 million, a 24.8% margin. The multi-client depreciation rate totaled 53%, leading to a library Net Book Value of $831 million at the end of December 2017, split 90% offshore and 10% onshore.

GGR Capital Employed was stable at $2.2 billion at the end of December 2017.

Equipment

Equipment In million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	84.0	39.8	116.0	38%		191%
External Revenue	47.8	36.2	105.9	122%		193%
Internal Revenue	36.2	3.6	10.1	(72)%		181%
EBITDAs	5.3	(8.3)	16.4	209%		298%
Margin	6.3%	(20.9)%	14.1%	780	bps	NA
Operating Income	(2.9)	(15.8)	8.9	407%		156%
Margin	(3.5)%	(39.7)%	7.7%	na		na
Capital Employed (in billion $)	0.6	0.6	0.6	na		na

Equipment Total Revenue was $116 million, up 38% year-on-year and 191% sequentially. This sharp rise can be explained by staggered deliveries from Q3 to Q4 and the usual seasonal pattern at year-end driving a strong activity pick-up this last quarter.

External sales were $106 million, up 122% year-on-year and 193% sequentially. Internal sales remained limited at $10m in 2017 versus $36m in Q4 2016.

Land equipment sales represented 64% of total sales, compared to 44% in the fourth quarter of 2016, driven notably by 508XT deliveries.

Marine equipment sales represented 36% of total sales, compared to 56% in the fourth quarter of 2016, driven notably by various sentinel sections deliveries.

Equipment EBITDAs was $16 million, a margin of 14.1%.

Equipment Operating Income was $9 million, a margin of 7.7%.

Equipment Capital Employed was stable at $0.6 billion at the end of December 2017.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	51.5	98.7	41.5	(19)%		(58)%
External Revenue	50.3	98.0	39.8	(21)%		(59)%
Internal Revenue	1.2	0.7	1.7	42%		143%
Total Marine Acquisition	35.0	71.1	9.9	(72)%		(86)%
Total Land and Multi-Physics Acquisition	16.5	27.6	31.6	92%		14%
EBITDAs	(33.2)	5.1	(26.3)	21%		(616)%
Margin	(64.5)%	5.2%	(63.4)%	110	bps	NA
Operating Income	(51.4)	(7.1)	(33.0)	36%		(365)%
Margin	(99.8)%	(7.2)%	(79.5)%	na		na
Equity from Investments	(8.9)	(8.2)	(5.8)	35%		29%
Capital Employed (in billion $)	0.4	0.4	0.3	na		na

Contractual Data Acquisition Total Revenue was $42 million, down 19% year-on-year and 58% sequentially.

•	Contractual Marine Data Acquisition revenue was $10 million, down 72% year-on-year and 86% sequentially

Our vessel availability rate was 82% due to weather standby. This compares to 90% in the fourth quarter of 2016 and 99% in the third quarter of 2017. Our vessel production rate was 97%. This compares to 97% in the fourth quarter of 2016 and 96% in the third quarter of 2017.

The decrease in revenue can mainly be explained by the higher dedication to multi-client surveys, as 75% of the fleet was dedicated to multi-client programs versus 38% in the fourth quarter of 2016 and 33% in the third quarter of 2017.

•	Land and Multi-Physics Data Acquisition revenue was $32million, up 92% year-on-year and 14% sequentially. Land and Airborne continued to increase slightly this quarter, in line with the trend seen in Q3.

Contractual Data Acquisition EBITDAs was $(26) million.

Contractual Data Acquisition Operating Income was $(33) million. Contractual Data Acquisition activities continued to suffer from a competitive market and were further impacted by delays and weather conditions this quarter.

The equity from investments can mainly be explained by the negative contribution from the PTSC JV in Vietnam this quarter.

Contractual Data Acquisition Capital Employed was down at $0.3 billion at the end of December 2017.

Non-Operated Resources

Non-Operated Resources In million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year	Variation Quarter- to- quarter
EBITDAs	(5.1)	(1.5)	(2.8)	45%	(87)%
Operating Income	(17.7)	(4.4)	(4.1)	77%	7%
Equity from Investments	0	(2.8)	(2.9)	na	(4)%
Capital Employed (in billion $)	0.2	0	0.1	na	na

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources EBITDAs was $(3) million.

Non-Operated Resources Operating Income was $(4) million. The amortization of excess streamers, mainly, has a negative impact on the contribution of this segment.

The equity from investments includes the impact of 50% of the Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS in Q2 2017, four of them are cold-stacked.

Non-Operated Resources Capital Employed was up at $0.1 billion at the end of December 2017.

Fourth quarter 2017 financial results

Group Total Revenue was $401 million, up 22% year-on-year and 25% sequentially. The respective contributions from the Group’s businesses were 64% from GGR, 26% from Equipment and 10% from Contractual Data Acquisition.

Group EBITDAs was $134 million, a 33.5% margin, and $109 million after $(26) million of Non-Recurring Charges (NRC). Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $137 million.

Group Operating Income was $18 million, a 4.4% margin, and $(8) million after $(26) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $22 million.

Equity from Investments contribution was $(9) million and can mainly be explained by the negative contributions from the PTSC JV in Vietnam and the Global Seismic Shipping (GSS) JV this quarter.

Total non-recurring charges were $26 million, mainly related to the financial restructuring.

Net financial costs were $46 million:

•	Cost of debt was $47 million. The total amount of interest paid during the quarter was $13 million, as we suspended most coupons payment during the financial restructuring

•	Other financial items were positive $1 million

Income Taxes were $12 million.

Group Net Income was $(75) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(77) million / €(63) million. EPS was negative at $(1.67) / €(1.36).

Cash Flow

Cash Flow from operations was $143 million compared to $129 million for the fourth quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $117 million.

Global Capex was $124 million, up 36% year-on-year and 88% sequentially.

•	Industrial capex was $22 million, down 22% year-on-year and up 387% sequentially

•	Research & Development capex was $12 million, up 44% year-on-year and 61% sequentially

•	Multi-client cash capex was $89 million, up 67% year-on-year and 66% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $13 million compared to $2 million for the fourth quarter of 2016. After cash NRC, Free Cash Flow was at $(13) million.

Comparison of Fourth Quarter 2017 with Third Quarter 2017 and Fourth Quarter 2016

Consolidated Income Statements In Million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.09	1.17	1.18	na	na
Operating Revenue	328.3	320.1	400.7	22%	25%
GGR	230.2	185.9	255.0	11%	37%
Equipment	84.0	39.8	116.0	38%	191%
Contractual Data Acquisition	51.5	98.7	41.5	(19)%	(58)%
Elimination	(37.4)	(4.3)	(11.8)	na	na
Gross Margin	(27.1)	17.4	58.0	314%	233%
EBITDAs before NRC	99.8	89.6	134.1	34%	50%
GGR	155.8	102.0	164.5	6%	61%
Equipment	5.3	(8.3)	16.4	209%	298%
Contractual Data Acquisition	(33.2)	5.1	(26.3)	21%	(616)%
Non-Operated Resources	(5.1)	(1.5)	(2.8)	45%	(87)%
Corporate	(6.8)	(7.6)	(13.8)	103%	82%
Eliminations	(16.2)	(0.1)	(3.9)	na	na
NRC before impairment	(43.3)	(36.4)	(25.5)	(41)%	(30)%
Operating Income before NRC	(70.1)	(24.0)	17.5	125%	173%
GGR	26.0	11.8	63.3	143%	436%
Equipment	(2.9)	(15.8)	8.9	407%	156%
Contractual Data Acquisition	(51.4)	(7.1)	(33.0)	36%	(365)%
Non-Operated Resources	(17.7)	(4.4)	(4.1)	77%	7%
Corporate	(6.8)	(7.6)	(13.8)	103%	82%
Eliminations	(17.3)	(0.9)	(3.8)	na	na
NRC	(172.8)	(36.4)	(25.5)	(85)%	(30)%
Operating Income after NRC	(242.9)	(60.4)	(8.0)	97%	87%
Net Financial Costs	(55.4)	(64.4)	(45.8)	(17)%	(29)%
Income Taxes	29.6	11.6	(12.2)	(141)%	(205)%
Equity from Investments	(11.1)	(11.2)	(8.9)	20%	21%
Net Income	(279.8)	(124.4)	(74.9)	73%	40%
Shareholder’s Net Income	(279.1)	(124.7)	(76.9)	72%	38%
Earnings per share in $	(6.06)	(2.71)	(1.67)	na	na
Earnings per share in €	(5.51)	(2.29)	(1.36)	na	na

Cash Flow Statements In Million $	Fourth Quarter 2016	Third Quarter 2017	Fourth Quarter 2017	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	99.8	89.6	134.1	34%	50%
Net tax paid	0.3	(0.2)	1.9	533%	na
Change in Working Capital	35.6	(4.8)	9.4	(74)%	296%
Other items	(6.6)	(15.4)	(2.0)	70%	87%
Cash Flow provided by operating activities	129.1	69.2	143.4	11%	107%
Paid Cost of Debt	(38.8)	(14.5)	(12.8)	(67)%	(12)%
Capex (including change in fixed assets payables)	(89.1)	(67.0)	(120.0)	35%	79%
Industrial	(27.4)	(5.8)	(18.9)	(31)%	226%
R&D	(8.4)	(7.5)	(12.1)	44%	61%
Multi-Client (Cash)	(53.3)	(53.7)	(89.0)	67%	66%
Marine MC	(50.5)	(48.3)	(74.0)	47%	53%
Land MC	(2.8)	(5.4)	(15.0)	436%	178%
Proceeds from disposals of assets	0.8	1.4	2.8	250%	100%
Free Cash Flow before Cash NRC	2.0	(10.9)	13.4	570%	223%
Cash NRC	(34.0)	24.6	(26.4)	(22)%	(207)%
Free Cash Flow after Cash NRC	(32.0)	13.7	(13.0)	59%	(195)%
Non Cash Cost of Debt and Other Financial Items	(5.6)	(54.2)	(35.6)	(536)%	34%
Specific items	0.0	6.6	(3.3)	na	(150)%
FX Impact	30.0	(39.8)	(17.3)	(158)%	57%
Change in Net Debt	(7.6)	(73.7)	(69.2)	(811)%	6%
Net debt	2,311.6	2,570.7	2,639.9	14%	3%

Full-Year 2017 Financial Results

Group Total Revenue was $1,320 million, up 10% compared to 2016. The respective contributions from the Group’s businesses were 62% from GGR, 16% from Equipment and 22% from Contractual Data Acquisition.

Group EBITDAs was $372 million, a 28.2% margin, and $186 million after $(186) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $387 million.

Group Operating Income was $(77) million, a (5.8)% margin, and $(264) million after $(186) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(43) million.

•	GGR operating income margin was at 15.9%. Multi-Client sales reached $469 million, up 22%, with a cash prefunding rate of 107%. Our highest marine multi-client sales were made in Brazil, the North Sea and Gulf of Mexico. The depreciation rate was 63% leading to a Net Book Value of $831 million at the end of December.

Subsurface Imaging delivered a resilient performance: we maintained our market share. While reservoir businesses were impacted by clients’ capex cut.

•	Equipment operating income margin was at (14.9)%. Despite very efficient cost management and manufacturing flexibility, profitability was impacted by very low volumes.

•	Contractual Data Acquisition operating income margin was at (31.7)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 97%. 52% of our fleet was dedicated to the contractual market as we executed two large contracts with high-end multi-source vessel setup. Positive impact of lower marine cost base in 2017 was partly offset by the non-recurrent R&D tax credit received in 2016. Land acquisition suffered from delays in Algeria and early termination in Angola.

•	NOR operating income was at $(34) million.

Equity from Investments contribution was $(20) million, mainly explained by the negative contribution from the PTSC JV (in Vietnam) and Global Seismic Shipping (GSS) JV.

Total non-recurring charges (NRC) were $186 million:

•	$102 million of Financial Restructuring costs

•	$84 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

Net financial costs were $207 million:

•	Cost of debt was $211 million, including $21 million of accelerated amortization of historical issuing fees. The total amount of interest paid was $85 million, as we suspended most coupons payment during the financial restructuring

•	Other financial items were positive at $4 million

Income Taxes were $24 million.

Group Net Income was $(514) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(515) million / €(459) million. EPS was negative at $(11.18) / €(9.96).

Cash Flow

Cash Flow from operations was $299 million before NRC, compared to $522 million in 2016. Cash Flow from operations was $198 million after cash NRC.

Global Capex was $335 million, down 15% year-on-year:

•	Industrial capex was $50 million, down 24% year-on-year

•	Research & development capex was $34 million, stable year-on-year

•	Multi-client cash capex was $251 million, down 15% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(96) million compared to $(7) million in 2016. After cash NRC, Free Cash Flow was $(197) million.

Balance Sheet

Group gross debt was $2.955 billion1 at the end of December 2017. Available cash was $315 million and Group net debt was $2.640 billion.

The Group’s liquidity amounted to $315 million at the end of December 2017.

Leverage ratio and interest cover ratio are not applicable as of December 31, 2017 as a result of the French safeguard procedure and US Chapter 11 procedure.

[1]	After completion of the financial restructuring, the financial debt decreases from $2,955 million as of December 31, 2017 down to $1,205 million as of February 21, 2018

Full-Year 2017 comparison with Full-Year 2016

Consolidated Income Statements In Million $	FY 2016	FY 2017	Variation Year-on- year
Exchange rate euro/dollar	1.11	1.12	na
Operating Revenue	1,195.5	1,320.0	10%
GGR	784.0	819.6	5%
Equipment	255.0	241.2	(5)%
Contractual Data Acquisition	238.0	288.7	21%
Elimination	(81.5)	(29.5)	na
Gross Margin	(53.5)	81.4	252%
EBITDAs before NRC	327.9	372.4	14%
GGR	460.4	486.0	6%
Equipment	(6.4)	(6.1)	5%
Contractual Data Acquisition	(35.9)	(47.3)	(32)%
Non-Operated Resources	(22.2)	(14.3)	36%
Corporate	(33.2)	(37.8)	14%
Eliminations	(34.8)	(8.1)	na
NRC before impairment	(54.3)	(186.3)	243%
Operating Income before NRC	(212.7)	(77.2)	64%
GGR	81.4	130.7	61%
Equipment	(41.9)	(35.9)	14%
Contractual Data Acquisition	(98.1)	(91.4)	7%
Non-Operated Resources	(84.3)	(34.1)	60%
Corporate	(33.2)	(37.8)	14%
Eliminations	(36.6)	(8.7)	na
NRC	(183.8)	(186.3)	1%
Operating Income after NRC	(396.5)	(263.5)	34%
Net Financial Costs	(185.6)	(206.8)	11%
Income Taxes	13.7	(23.7)	(273)%
Equity from Investments	(8.2)	(20.1)	(145)%
Net Income	(576.6)	(514.1)	11%
Shareholder’s Net Income	(573.4)	(514.9)	10%
Earnings per share in $	(13.26)	(11.18)	na
Earnings per share in €	(11.99)	(9.96)	na

Cash Flow Statements In Million $	FY 2016	FY 2017	Variation Year-on- year
EBITDAs before NRC	327.9	372.4	14%
Net tax paid	(12.6)	3.5	(128)%
Change in Working Capital	197.7	(40.0)	(120)%
Other items	9.4	(36.7)	(490)%
Cash Flow provided by operating activities	522.4	299.2	(43)%
Paid Cost of Debt	(141.8)	(85.0)	(40)%
Capex (including change in fixed assets payables)	(399.6)	(332.2)	(17)%
Industrial	(70.5)	(47.0)	(33)%
R&D	(34.0)	(34.2)	1%
Multi-Client (Cash)	(295.1)	(251.0)	(15)%
Marine MC	(265.0)	(217.8)	(18)%
Land MC	(30.1)	(33.2)	10%
Proceeds from disposals of assets	12.3	22.3	81%
Free Cash Flow before Cash NRC	(6.7)	(95.7)	na
Cash NRC	(167.3)	(101.3)	(39)%
Free Cash Flow after Cash NRC	(174.0)	(197.0)	(13)%
Non Cash Cost of Debt and Other Financial Items	(32.5)	(127.5)	(292)%
Specific items	389.2	3.8	(99)%
FX Impact	5.2	(134.4)	na
Other variance non-cash	0	126.8	na
Change in Net Debt	187.9	(328.3)	(275)%
Net debt	2,311.6	2,639.9	14%

Q4 2017 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at: www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in	+33(0) 1 76 77 22 74
UK call-in	+44(0) 330 336 9105
Access code	4363590

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	315.4	538.8
Trade accounts and notes receivable, net	522.6	434.8
Inventories and work-in-progress, net	239.3	266.3
Income tax assets	61.6	112.2
Other current assets, net	117.0	105.8
Assets held for sale, net	14.6	18.6
Total current assets	1,270.5	1,476.5
Deferred tax assets	21.9	26.0
Investments and other financial assets, net	62.6	51.9
Investments in companies under equity method	192.7	190.5
Property, plant and equipment, net	330.3	708.6
Intangible assets, net	1,152.2	1,184.7
Goodwill, net	1,234.0	1,223.3
Total non-current assets	2,993.7	3,385.0
TOTAL ASSETS	4,264.2	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	0.2	1.6
Current portion of financial debt (1)	2,902.8	2,782.1
Trade accounts and notes payables	169.9	157.4
Accrued payroll costs	153.6	138.9
Income taxes payable	38.7	31.6
Advance billings to customers	25.9	24.4
Provisions — current portion	58.3	110.7
Current liabilities associated with funded receivables	9.8	—
Other current liabilities	123.1	140.2
Total current liabilities	3,482.3	3,386.9
Deferred tax liabilities	62.0	67.6
Provisions — non-current portion	121.6	162.1
Financial debt(1)	52.3	66.7
Other non-current liabilities	17.9	21.4
Total non-current liabilities	253.8	317.8

Common stock: 41,690,360 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at December 31, 2017	20.3	20.3

Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(1,354.6)	(845.7)
Other Reserves	37.6	171.1
Treasury shares	(20.1)	(20.1)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(43.3)	(54.1)
Equity attributable to owners of CGG SA	489.1	1,120.7
Non-controlling interests	39.0	36.1
Total equity (2)	528.1	1,156.8
TOTAL LIABILITIES AND EQUITY	4,264.2	4,861.5

(1)	After completion of the financial restructuring, the financial debt decreases from US$2,955 million as of December 31, 2017 down to US$1,205 million as of February 21, 2018, out of which US$10 million are current and US$1,195 million are non-current.
(2)	The equity of the Group will be positively impacted by the completion of the financial restructuring as of February 21, 2018: c. US$2.05 billion equity increase, including a c.US$0.75 billion net income impact.

CONSOLIDATED STATEMENT OF OPERATIONS

	December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	1,320.0	1,195.5
Other income from ordinary activities	0.8	1.4
Total income from ordinary activities	1,320.8	1,196.9
Cost of operations	(1,239.4)	(1,250.4)
Gross profit	81.4	(53.5)
Research and development expenses — net	(28.8)	(13.6)
Marketing and selling expenses	(55.5)	(62.2)
General and administrative expenses	(81.7)	(84.3)
Other revenues (expenses) — net	(178.9)	(182.9)
Operating income	(263.5)	(396.5)
Expenses related to financial debt	(214.0)	(176.9)
Income provided by cash and cash equivalents	3.0	2.7
Cost of financial debt, net	(211.0)	(174.2)
Other financial income (loss)	4.2	(11.4)
Income (loss) of consolidated companies before income taxes	(470.3)	(582.1)
Income taxes	(23.7)	13.7
Net income (loss) from consolidated companies	(494.0)	(568.4)
Share of income (loss) in companies accounted for under equity method	(20.1)	(8.2)
Net income (loss)	(514.1)	(576.6)
Attributable to :
Owners of CGG SA	$(514.9)	(573.4)
Owners of CGG SA (1)	€(458.6)	(518.6)
Non-controlling interests	$0.8	(3.2)

Weighted average number of shares outstanding (2) (3) (4)	46,038,287	43,255,753
Dilutive potential shares from stock options	(5)	(5)
Dilutive potential shares from performance share plans	(5)	(5)
Dilutive potential shares from convertible bonds	(5)	(5)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2) (3) (4)	46,038,287	43,255,753
Net income (loss) per share
Basic	$(11.18)	(13.26)
Basic (1)	€(9.96)	(11.99)
Diluted	$(11.18)	(13.26)
Diluted (1)	€(9.96)	(11.99)

(1)	Converted at the average exchange rate of U.S.$1.1227 and U.S.$1.1057 per € for the periods ended December 31, 2017 and 2016, respectively.
(2)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017, 2016 and 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(5)	As our net result was a loss, stock options and performance shares plans had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	400.7	328.3
Other income from ordinary activities	0.1	0.5
Total income from ordinary activities	400.8	328.8
Cost of operations	(342.8)	(355.9)
Gross profit	58.0	(27.1)
Research and development expenses — net	(7.4)	(7.0)
Marketing and selling expenses	(14.5)	(15.8)
General and administrative expenses	(22.5)	(21.3)
Other revenues (expenses) — net	(21.6)	(171.7)
Operating income	(8.0)	(242.9)
Expenses related to financial debt	(47.7)	(45.7)
Income provided by cash and cash equivalents	0.9	1.3
Cost of financial debt, net	(46.8)	(44.4)
Other financial income (loss)	1.0	(11.0)
Income (loss) of consolidated companies before income taxes	(53.8)	(298.3)
Income taxes	(12.2)	29.6
Net income (loss) from consolidated companies	(66.0)	(268.7)
Share of income (loss) in companies accounted for under equity method	(8.9)	(11.1)
Net income (loss)	(74.9)	(279.8)
Attributable to:
Owners of CGG SA	$(76.9)	(279.1)
Owners of CGG SA (1)	€(62.5)	(253.6)
Non-controlling interests	$2.0	(0.7)

Weighted average number of shares outstanding (2) (3) (4)	46,038,287	46,038,287
Dilutive potential shares from stock options	(5)	(5)
Dilutive potential shares from performance share plans	(5)	(5)
Dilutive potential shares from convertible bonds	(5)	(5)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2) (3) (4)	46,038,287	46,038,287
Net income (loss) per share
Basic	$(1.67)	(6.06)
Basic (1)	€(1.36)	(5.51)
Diluted	$(1.67)	(6.06)
Diluted (1)	€(1.36)	(5.51)

(1)	Corresponding to the full year amount in euros less the nine months amount in euros.
(2)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017, 2016 and 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(5)	As our net result was a loss, stock options and performance shares plans had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

ANALYSIS BY SEGMENT

	December 31,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	284.9	—	819.6	215.5	—	1,320.0	232.2	—	784.0	179.3	—	1,195.5
Inter-segment revenues	3.8	—	—	25.7	(29.5)	—	5.8	—	—	75.7	(81.5)	—

Operating revenues	288.7	—	819.6	241.2	(29.5)	1,320.0	238.0	—	784.0	255.0	(81.5)	1,195.5

Depreciation and amortization (excluding multi-client surveys)	(43.9)	(19.8)	(87.5)	(29.8)	(0.2)	(181.2)	(62.7)	(93.5)	(101.1)	(35.5)	(0.4)	(293.2)
Depreciation and amortization of multi-client surveys	—	—	(297.7)	—	—	(297.7)	—	—	(417.2)	—	—	(417.2)

Operating income	(91.4)	(220.4)	130.7	(35.9)	(46.5)	(263.5)	(98.9)	(170.0)	(15.9)	(41.9)	(69.8)	(396.5)

Share of income in companies accounted for under equity method (1)	(11.2)	(8.5)	(0.4)	—	—	(20.1)	(6.0)	—	(2.2)	—	—	(8.2)

Earnings before interest and tax (2)	(102.6)	(228.9)	130.3	(35.9)	(46.5)	(283.6)	(104.9)	(170.0)	(18.1)	(41.9)	(69.8)	(404.7)

Capital expenditures (excluding multi-client surveys) (3)	17.0	—	45.0	22.2	(3.0)	81.2	27.7	—	60.1	12.4	4.3	104.5
Investments in multi-client surveys, net cash	—	—	251.0	—	—	251.0	—	—	295.1	—	—	295.1

Capital employed	0.3	0.1	2.2	0.6	—	3.2	0.4	0.2	2.3	0.6	—	3.5

Total identifiable assets	0.5	0.1	2.6	0.7	—	3.9	0.6	0.4	2.5	0.7	0.1	4.3

(1)	Share of operating results of companies accounted for under equity method was U.S.$(11.9) million and U.S.$(6.9) million for the year ended December 31, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to US$(77.2) million and US$(97.3) million respectively, for the year ended December 31, 2017, compared to U.S.$(212.7) million and U.S.$(220.9) million, respectively, for the year ended December 31, 2016.

For the year ended December 31, 2017, Non-Operated Resources EBIT included US$(186.3) million relating to the Transformation Plan.

For the year ended December 31, 2016, Non-Operated Resources EBIT included US$(54.3) million relating to the Transformation Plan and US$(31.4) million relating to vessels impairment.

For the year ended December 31, 2017, “eliminations and other” included US$(37.8) million of general corporate expenses and US$(8.7) million of intra-group margin.

For the year ended December 31, 2016, “eliminations and other” included US$(33.2) million of general corporate expenses and US$(36.6) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(34.1) million and U.S.$(34.0) million for the year ended December 31, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

ANALYSIS BY SEGMENT

	Three months ended December 31,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	39.8	—	255.0	105.9	—	400.7	50.3	—	230.2	47.8	—	328.3
Inter-segment revenues	1.7	—	—	10.1	(11.8)	—	1.2	—	—	36.2	(37.4)	—

Operating revenues	41.5	—	255.0	116.0	(11.8)	400.7	51.5	—	230.2	84.0	(37.4)	328.3

Depreciation and amortization (excluding multi-client surveys)	(6.7)	(1.4)	(26.4)	(7.5)	0.5	(41.5)	(18.8)	(44.0)	(22.8)	(8.2)	(0.1)	(93.9)
Depreciation and amortization of multi-client surveys	—	—	(85.2)	—	—	(85.2)	—	—	(212.1)	—	—	(212.1)

Operating income	(33.0)	(29.6)	63.3	8.9	(17.6)	(8.0)	(52.2)	(92.4)	(71.3)	(2.9)	(24.1)	(242.9)

Share of income in companies accounted for under equity method (1)	(5.8)	(2.9)	(0.2)	—	—	(8.9)	(8.9)	—	(2.2)	—	—	(11.1)

Earnings before interest and tax (2)	(38.8)	(32.5)	63.1	8.9	(17.6)	(16.9)	(61.1)	(92.4)	(73.5)	(2.9)	(24.1)	(254.0)

Capital expenditures (excluding multi-client surveys) (3)	7.3	—	14.9	12.3	(3.5)	31.0	15.0	—	18.7	3.6	(1.5)	35.8
Investments in multi-client surveys, net cash	—	—	89.0	—	—	89.0	—	—	53.3	—	—	53.3

(1)	Share of operating results of companies accounted for under the equity method was U.S.$(17.6) million and U.S.$(10.0) million for the three months ended December 31, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$17.5 million and U.S.$8.6 million, respectively, for the three months ended December 31, 2017, compared to U.S.$(70.1) million and U.S.$(81.2) million, respectively, for the three months ended December 31, 2016.

For the three months ended December 31, 2017, Non-Operated Resources EBIT included U.S.$(25.5) million related to the Transformation Plan. For the three months ended December 31, 2016, Non-Operated Resources EBIT included U.S.$(43.3) million related to the Transformation Plan.

For the three months ended December 31, 2017, “eliminations and other” included U.S.$(13.8) million of general corporate expenses and U.S.$(3.8) million of intra-group margin. For the three months ended December 31, 2016, “eliminations and other” included U.S.$(6.8) million of general corporate expenses and U.S.$(17.3) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(12.0) million and U.S.$(8.4) million for the three months ended December 31, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(514.1)	(576.6)
Depreciation and amortization	181.2	293.2
Multi-client surveys depreciation and amortization	297.7	417.2
Depreciation and amortization capitalized in multi-client surveys	(30.0)	(42.3)
Variance on provisions	(16.7)	(105.6)
Stock based compensation expenses	0.7	2.0
Net (gain) loss on disposal of fixed and financial assets	(30.4)	0.1
Equity (income) loss of investees	20.1	8.2
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	49.2	0.3
Net cash-flow including net cost of financial debt and income tax	(40.3)	9.5
Less net cost of financial debt	211.0	174.2
Less income tax expense	23.7	(13.7)
Net cash-flow excluding net cost of financial debt and income tax	194.4	170.0
Income tax paid	43.5	(12.6)
Net cash-flow before changes in working capital	237.9	157.4
- change in trade accounts and notes receivable	(97.9)	320.2
- change in inventories and work-in-progress	54.5	60.2
- change in other current assets	(15.8)	(27.3)
- change in trade accounts and notes payable	(0.4)	(98.2)
- change in other current liabilities	19.6	(58.2)
Impact of changes in exchange rate on financial items	–	1.0
Net cash-flow provided by operating activities	197.9	355.1
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(81.2)	(104.5)
Investment in multi-client surveys, net cash	(251.0)	(295.1)
Proceeds from disposals of tangible and intangible assets	22.3	12.3
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	–	–
Variation in loans granted	(1.5)	18.3
Variation in subsidies for capital expenditures	(0.5)	(0.6)
Variation in other non-current financial assets	4.2	(17.7)
Net cash-flow used in investing activities	(303.2)	(381.2)
FINANCING
Repayment of long-term debt	(26.9)	(496.1)
Total issuance of long-term debt	2.3	458.1
Lease repayments	(5.7)	(8.7)
Change in short-term loans	(1.4)	0.9
Financial expenses paid	(85.0)	(141.8)
Net proceeds from capital increase:
— from shareholders	–	367.5
— from non-controlling interests of integrated companies	–	–
Dividends paid and share capital reimbursements:
— to shareholders	–	–
— to non-controlling interests of integrated companies	–	(4.4)
Acquisition/disposal from treasury shares	–	0.5
Net cash-flow provided by (used in) financing activities	(116.7)	176.0
Effects of exchange rates on cash	6.1	3.6
Impact of changes in consolidation scope	(7.5)	–
Net increase (decrease) in cash and cash equivalents	(223.4)	153.5
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	315.4	538.8

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 9, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer